NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ISSUES 2010 ANNUAL REPORT AND ANNOUNCES ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

NEW YORK, March 8, 2011 – Brookfield Properties Corporation “Brookfield Office Properties” (BPO: NYSE, TSX) today issued its 2010 annual report. The report has been filed on EDGAR and SEDAR and the online version of the report is available for viewing and download on the company’s website, www.brookfieldofficeproperties.com.

Brookfield Office Properties also announced that it will hold its Annual General & Special Meeting of shareholders on Wednesday, May 4 at 2:00pm ET at Three World Financial Center, 200 Vesey Street, 26th Floor in New York City.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com